

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 16, 2017

Chad Steelberg
Chief Executive Officer
Veritone, Inc.
3366 Via Lido
Newport Beach, CA 92663

**Re:	Veritone, Inc.**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 27, 2017
CIK No. 0001615165

Dear Mr. Steelberg:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Where we refer to prior comments, we are referring to our letter dated December 9, 2016.

General

1.	We note your response to prior comment 1, where you state that the company intends to voluntarily comply with corporate governance requirements under NASDAQ rules, and does not intend to rely on corporate governance exemptions. However, we continue to believe that your prospectus summary and risk factor section should reflect that you are a controlled company, irrespective of whether you intend to voluntarily comply with applicable corporate governance rules.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Media Agency Business, page 46

2.   Your response to prior comment 6 indicates that you track certain key performance indicators related to your Media Agency Business, such as the number of new agency contracts entered into per period, the total number of active agency contracts, the media dollars placed per customer per period and the net revenue recognized per customer per period. While you identify these metrics in your revised disclosure, you have not provided the data for these metrics for the periods presented. Please revise or advise.

Recently Issued Accounting Pronouncements, page 56

3.   We note on page 5 that you intend to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Please revise your disclosure to reflect the correct adoption dates that would apply to private companies where appropriate. For example, unless early adopted, ASU 2014-09 as updated by ASU 2015-14 would apply to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. This comment also applies to your disclosure of recent accounting pronouncements starting on page F-14.

Liquidity and Capital Resources, page 62

4.   You disclose that "cash and cash equivalents balances, the proceeds from this offering and the exercise of the Acacia Primary Warrant, and the cash flows generated by our operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months." Please revise your disclosure of your expected liquidity needs by stating (i) the minimum number of months that you expect to be able to conduct planned operations and to satisfy your obligations using currently-available capital resources and (ii) the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In this regard, we note on page F-9 that based upon your current operating plan, you do not believe you will have sufficient cash to meet your projected operating requirements through September 30, 2017 unless you raise additional capital. Refer to Item 303(a)(1) of Regulation S-K.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

5.   We note your response to prior comment 18 that unbilled revenue represents the gross amount that will be billed to customers. Please revise your disclosure to clarify such fact and change the description throughout the submission to avoid using "revenue". This comment also applies to your deferred revenue when amounts billed to your customers are on a gross basis. For each period presented, quantify the amount of agent fees due to

the company that is included in each of your unbilled receivable, deferred revenue, accounts receivable and accounts payable balances.

Capitalized Software, page F-12

6. It appears you capitalize the development cost under ASC 350-40. However, we note on page F-18 that you started to capitalize certain software development costs subsequent to the point you reached technological feasibility. Revise your disclosure to clarify the criteria for capitalizing your software development costs. Also tell us which accounting literature you use to capitalize your software development cost and why you believe it is appropriate.

Earnings Per Share, page F-14

7. You disclose on page F-19 that the holders of your preferred stock are entitled to receive non-cumulative dividends in an amount equal to or greater than those declared to holders of common stock out of funds legally available if and only when declared by the Board of Directors. Disclose how you considered the two-class method under ASC 260-10 for your loss per share calculation purpose. Further tell us how you considered including the preferred stock in the table of potentially dilutive securities that were not included in the calculation of diluted net loss per share.

Note 3. Acquisitions, page F-16

8. We note your response to prior comment 21. However, it still is not clear to us whether common control existed among Veritone, Inc., RAC and BAT, and between Veritone, Inc. and NM, respectively, at the time of the merger and acquisitions in July 2014. Please address the following:

    - Please tell us at that time, whether any single person or entity owned the majority of voting interests of Veritone, Inc., BAT and NM, respectively. If this is not the case but rather Chad and Ryan Steelberg as a group controlled these entities, tell us whether they have signed any written agreements evidencing they would vote a majority of their shares of Veritone, Inc., BAT and NM in concert, and the date(s) when such agreements were entered into, if applicable. In this regard, we note on page 28 that your two founders, who appear to be Chad and Ryan Steelberg, will continue to control a majority of the combined voting power of your common stock, if they act collectively. And

    - If you believe common control did not exist, tell us the voting and economic interest ownerships for each of Veritone, Inc., RAC and BAT immediately before the acquisition and merger transactions, and whether such ownerships changed as a result of such transactions.

Note 5. Redeemable Preferred Stock, page F-18

9. Please revise the description to be "Redeemable Convertible Stock" here and in the rest of the financial disclosure. Revise your disclosure to clarify how the conversion rate is impacted by the accrued liquidation preference amount. In addition, we note on page 40 you discussed the automatic conversion of all of your outstanding Series A and Series B convertible preferred stock into your common stock immediately prior to the closing of this offering and on page 102 that you will have no shares of preferred stock outstanding upon the closing of this offering. Please also disclose the automatic conversion feature in this footnote. We refer you to ASC 505-10-50-3 and 50-6.

10. Your response to the second bullet point of prior comment 22 indicates that you recorded a debit to retained earnings in accounting for RAC merger because RAC had a net book value accumulated deficit. You also note that the issuance of Series B preferred stock, the RAC merger, and the acquisition of NextMedium were all conducted on the same date under common control. Tell us the amount of debit to retained earnings in RAC merger and further tell us why these transactions should not be accounted for as a single transaction with the debit being allocated to the shares of stock issued. In your response, please tell us the accounting literature you relied on when accounting for the issuance of Series B preferred stock as a separate transaction. Specify whether the financing was contemplated together with the acquisition of ROIM business and the IP assets from BAT.

11. We note your response to the third bullet point in prior comment 22 and we reissue this comment. In your response, please tell us how you considered the beneficiary conversion features, if any, of your preferred shares that are convertible from the accrued liquidation preference at 8% per annum. In particular, tell us whether you considered the accrued liquidation preference to be "discretionary" under 470-20-30-17 and how you determined the commitment date under ASC 470-20-30-18.

Note 6. Stockholders' Equity (Deficit)

Stock-Based Compensation, page F-21

12. We note your response to prior comment 24. When available, please tell us your proposed IPO price and when the underwriters first communicated their estimated price range and amount for your stock. In addition, we note on pages F-22 and F-23 that the average fair value for the restricted shares and share options granted during the nine-months ended September 30, 2016 were $0.85 and $0.90, respectively. On page F-20, we note you recorded share-based compensation expense of approximately $1.4 million or $0.90 per share for the shares issued to your founders in April 2016. For these grants, describe how you estimated the fair values of your underlying shares of common stock. In this regard, we note the significant increase in the estimated fair value of common stock of $4.50 per share in October 2016 as mentioned in your response to prior comment 24. Reconcile and explain the difference between the fair value of the underlying stock in April 2016 to the estimated fair value as of October 2016 (i.e., $0.90 to $4.50).

Note 8. Related Party Transactions, page F-23

13.   Your response to prior comment 27 states that BAT was a related party at the time of the share repurchase. Revise your disclosure to include the BAT share repurchase transaction or tell us why you believe such disclosure should be excluded. We refer you to ASC 850-10-50-1.

Note 10. Note Payable, page F-26

14.   The Investment Agreement provides for the issuance of a five-year Primary Warrant to Acacia to purchase shares of your Class A common stock. We also note on your consolidated balance sheet as of September 30, 2016 that the balance of deferred issuance costs of $8.3 million approximates the fair value of the Primary Warrant at the time of issuance on August 15, 2016. It appears you treat the value of the Primary Warrant as a deferred cost for the initial public offering of you common stock. If this is the case, tell us why you believe the cost is directly and incrementally related to your IPO as opposed to the issuance of promissory note of $20 million given the fact that the notes and the Primary Warrant were concurrently issued. We refer you to ASC 470-20-05-2 to 05-3 and ASC 340-10-S99-1.

        You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Ellen S. Bancroft, Esq.
        Morgan, Lewis & Bockius LLP